Mail Stop 4561

November 25, 2008

Hamish N. J. Brewer
Chief Executive Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, AZ 85260

>   **Re: JDA Software Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed March 14, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 11, 2008**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
>   **Filed November 10, 2008**
>   **File No. 000-27876**

Dear Mr. Brewer:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 2

1.   In a risk factor on page 19, you disclose that as a result of your Manugistics acquisition, you acquired a number of government contracts. Your Business section does not appear to include a description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts

or subcontracts at the election of the Government. See Item 101(c)(1)(ix) of
Regulation S-K. Please advise.

Item 2. Properties, page 22

2.   Please explain what consideration you gave to Item 102 of Regulation S-K in
        determining not to specifically discuss your Hyderabad, India facility (the site of
        your Center of Excellence), in this section.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 35

3.   You indicate on pages 5 and 27, respectively, that you introduced the JDA
        Enterprise Architecture and that you have successfully delivered your first major
        product release through your off-shore facility located in Hyderabad, India.
        Please tell us what consideration you gave to disclosing the impact of the
        introduction of new products on your net revenues pursuant to Item 303(a)(3)(iii)
        of Regulation S-K.

Liquidity and Capital Resources, page 44

4.   Your discussion of liquidity and capital resources does not appear to compare the
        fiscal year ended December 31, 2006 against the fiscal year ended December 31,
        2005. See Item 303 of Regulation S-K. Please explain.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 66

5.   We note that you recognize revenue using contract accounting. Please tell us
        whether this revenue is reported within product revenue, service revenue, or
        allocated to both using some allocation method. Additionally, please explain
        what consideration you gave to disclosing where this revenue is reported and, if
        applicable, the basis for allocation between product and service revenue.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 73

6.   We note that you recognize revenue for arrangements involving significant services or custom development that are essential to the software's functionality based on the percentage of completion method. Please tell us how you have considered disclosing the method(s) you use to measure the extent of progress to completion pursuant to paragraph 45 of SOP 81-1.

Exhibits 31.1 and 31.2

7.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have deleted the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please confirm that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q for the quarters ended September 30, 2008, June 30, 2008, and March 31, 2008.

Definitive Proxy Statement Filed April 11, 2008

Executive Compensation, page 18

8.   Given that you appear to utilize benchmarking in your evaluation of executive compensation, we would expect to see more insightful disclosure of the mechanics of your benchmarking program. At a minimum, your disclosure should address how you target each element of compensation against the comparator companies. Although you provide some disclosure regarding the apparent benchmarking of base salaries, we would also expect to see disclosure that specifies how each element of compensation relates to the data you have analyzed from the comparator companies, a discussion of where you target each element of compensation against the peer companies, and an analysis of where actual payments fall within the targeted parameters.

Compensation Elements in 2007, page 20

Annual Bonuses, page 20

9.   You state that your 2007 cash incentive plan provided for approximately $2.6 million in targeted cash bonuses to executive officers, payable quarterly, based upon actual performance relative to defined annualized EBITDA goals.

You also disclose that based on your performance against the EBITDA goal in 2007, an aggregate of $2.4 million was awarded to executive officers in bonus compensation in 2007. It is unclear from your disclosure in this section whether you achieved your annualized EBITDA goals, and why your plan provided for $2.6 million in bonuses but awarded $2.4 million. In addition, your disclosure does not discuss whether cash bonuses would be awarded if you did not meet your EBITDA goal (and the amount of such bonuses), and whether cash bonuses would increase in amount if you exceeded your EBITDA goal by a specified amount (and the amount of such bonuses). Discuss the correlation between achievement of the target EBITDA goal and the payments actually made to your named executive officers under the 2007 Cash Incentive Plan. Evaluate whether you need to provide corresponding tabular disclosure in columns (c) through (e) of your Grants of Plan-Based Awards table. See Item 402(d)(2)(iii) of Regulation S-K.

10.   We note your disclosure that the annual targeted cash bonus amount was paid on a quarterly basis, as determined by the level of achievement of the Company's financial targets. Your discussion includes an annual EBITDA target, but does not discuss whether you have any specified quarterly EBITDA targets. If you have specified quarterly EBITDA targets, you should disclose the targets. If the quarterly targets are not equal, you should discuss the reason for the disparity. You should also discuss the extent to which you achieved the EBITDA targets on a quarterly basis, and how this impacted the cash bonuses paid to the named executive officers. If you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate corresponding disclosure pursuant to Instruction 4.

Equity-Based Awards, page 21

11.   You state that a partial pro-rata issuance of restricted stock units would be made if you achieved a minimum performance threshold. You should disclose the minimum performance threshold, as well as the amount of restricted stock units the named executive officers would receive if you achieved the minimum performance threshold. In addition, if the named executive officers could receive additional restricted stock units for exceeding $85 million of adjusted EBITDA, you should disclose any such EBITDA targets as well as the number of additional restricted stock units they would receive. Please explain the correlation between achievement of the target EBITDA goal and the payments actually made to your named executive officers under the 2005 Plan and the Integration Plan. Estimated future payouts under the plans should be addressed in columns (f) through (h) to your Grants of Plan-Based Awards. See Item 402(d)(2)(iv) of Regulation S-K.

12.   You disclose that under the 2005 Plan, your Compensation Committee is
        authorized to grant stock awards, restricted stock, restricted stock units,
        performance awards, and deferred compensation awards to your executive
        officers. In 2007, you chose to issue restricted stock units. Please explain why
        your Compensation Committee chose to use restricted stock for 2007 equity-
        based awards. Please include similar disclosure in future filings, for instance,
        why your Compensation Committee plans to issue performance shares in 2008.

13.   Certain disclosure in this section discusses non-named executive officers. Item
        402 of Regulation S-K requires clear, concise and understandable disclosure of all
        plan and non-plan compensation awarded to, earned by, or paid to your named
        executive officers and directors. We are unclear why you have included this
        disclosure. As an example, see the tabular disclosure on page 22. Please advise.

Summary Compensation Table, page 24

14.   Please tell us why amounts awarded pursuant to the 2007 Cash Incentive Plan
        have been included in the bonus column of your summary compensation table
        rather than in the Non-Equity Incentive Plan Compensation column. See Item
        402(c)(1) and (c)(2)(vii) of Regulation S-K Refer also to Question 119.02 of the
        Division's Regulation S-K Compliance and Disclosure Interpretations.

15.   Disclose all assumptions made in the valuation of awards in the option awards
        columns of the table by reference to a discussion of those assumptions in your
        financial statements, footnotes to the financial statements, or discussion in
        management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and
        (vi) of Regulation S-K.

Grants of Plan-Based Awards, page 25

16.   In column (d), it is not clear why you have not disclosed the full grant date fair
        value of the awards reported in column (c). See Item 402(d)(2)(viii) of
        Regulation S-K.

Transactions with Related Persons, page 32

17.   Notwithstanding your statement that your Code of Ethics governs related party
        transactions, please provide a discussion of your policies and procedures for the
        review, approval, or ratification of any transaction required to be reported under
        paragraph (a) of Item 404 of Regulation S-K. While the material features of such
        policies and procedures will vary depending on the particular circumstances,
        examples of such features may include, among other things, (i) the types of
        transactions that are covered by such policies and procedures, (ii) the standards to
        be applied pursuant to such policies and procedures, and (iii) a statement of

whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

18. We note that you invest your excess cash balances in money market accounts. Please tell us how you considered the disclosure requirements of paragraph 32 of SFAS 157 with respect to these money market accounts. As part of your response, please tell us the level within the fair value hierarchy that applies to your money market accounts as well as the fair value and book value of these investments at September 30, 2008.

19. Please tell us why you do not discuss the $20 million payable in the event that financing cannot be arranged for the i2 transaction. The uncertainty related to the financing and the potential impact on your short-term liquidity appears to suggest that a robust discussion should be included within this section.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief